Estre Ambiental, Inc.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

VIA EDGAR

September 11, 2019

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

United States of America

Re:	Request for Withdrawal of Registration Statement on Form F-1 (including Post-effective Amendment No. 1 thereto) File No. 333-222678

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Estre Ambiental, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form F-1 (File No. 333-222678) (including Post-effective Amendment No. 1 thereto) (together with all exhibits thereto, the “Shelf Registration Statement”) effective as of the earliest practicable date hereafter.

The Shelf Registration Statement was originally filed by the Company on January 24, 2018 and was declared effective by the Commission on July 31, 2018. On October 5, 2018, the Company filed a Post-effective Amendment No. 1 to the Shelf Registration Statement, but such Post-effective Amendment was not declared effective by the Commission.

The Company confirms that no securities have been sold under the Shelf Registration Statement or the prospectus contained therein.

The Company is seeking withdrawal of the Shelf Registration Statement because it currently considers the benefits of maintaining the Shelf Registration Statement to be outweighed by the associated burdens. In addition, the Company notes that the selling shareholders included in the prospectus relating to the Shelf Registration Statement (the “Selling Shareholders”) are eligible to sell their ordinary shares of the Company under Rule 144 promulgated under the Securities Act (subject to the current public information requirements under paragraph (i)(2) thereof). The Company has previously notified each of the Selling Shareholders that the Shelf Registration Statement is currently unavailable for use and the Company has, on the date of this letter, notified the Selling Shareholders that the Company has sought to withdraw the Shelf Registration Statement. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Shelf Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Shelf Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Shelf Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may timely file with the Commission.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call Sergio Pedreiro, Chief Executive Officer, at telephone: +55 11 2124 3100, or email sergio.pedreiro@estre.com.br or Mathias von Bernuth, Skadden, Arps, Slate, Meagher & Flom LLP, at telephone: +55 11 3708 1840, or email: mathias.vonbernuth@skadden.com

Very truly yours,

/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer
Estre Ambiental, Inc.